

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 16, 2017

<u>Via E-mail</u>
Richard W. Johns, Esq.
Chief Legal Officer
Alliance HealthCare Services, Inc.
100 Bayview Circle, Suite 400
Newport Beach, CA 92660

> **Re:** **Alliance HealthCare Services, Inc.**
> **Schedule 13E-3 filed by Alliance HealthCare Services, Inc., Tahoe Investment Group Co., Ltd., THAIHOT Investment (Hong Kong) Company Limited, THAIHOT Investment Company Limited, THAIHOT Investment Company US Limited, Alliance Healthcare Services Merger Sub Limited, Qisen Huang**
> **Filed May 22, 2017**
> **File No. 005-39485**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2017**
> **File No. 001-16609**

Dear Mr. Johns:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>Item 3. Identity and Background of Filing Person, page</u>

1. Please include the business telephone number for each filing person. See Item 1003(a) of Regulation M-A.

Preliminary Proxy Statement on Schedule 14A

Cover Page

2.   Please revise the cover page and form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet

3.   Revise this section and the section entitled "Questions and Answers…" to shorten them significantly. See Item 1001 of Regulation M-A. Also, move the section on forward-looking statements elsewhere, as the Special Factors must immediately follow the summary term sheet.

Special Factors

Background of the Merger, page 20

4.   Revise the second paragraph to disclose the name of the seller in the 2016 Acquisition to THAIHOT.

5.   We note that Mr. Huang filed a Schedule 13D in connection with the 2016 Acquisition. That filing included disclosure that the Reporting Persons were not contemplating any plans or proposals for an extraordinary transaction. Tell us why Mr. Huang did not file an amendment to his Schedule 13D promptly after November 9, 2016 when a Tahoe representative indicated an interest in exploring the acquisition of the Minority Interest.

6.   Refer to the disclosure on pages 29 and 31 regarding the meetings held on February 10, 2017 and March 9, 2017, at each of which Lazard provided a preliminary valuation analysis. Each presentation, discussion, or report held with or presented by an outside party, such as Lazard, that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize the referenced presentations made by Lazard and file each as an exhibit to the Schedule 13E-3, as required by Item 1016(c) of Regulation M-A

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger, page 33

7.   Please address how any filing person relying on the Lazard opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the excluded holders rather than all security holders unaffiliated with the company.

8.   Your definition of unaffiliated stockholders on page 1 and elsewhere includes within it affiliates: *for example*, all of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

9.   Please revise the last paragraph on page 38 to explain why you believe that the company's liquidation value is less than its going concern value.

Opinion of Financial Advisor to the Special Committee
Miscellaneous, page 43

10.   Please revise to provide a description of any material relationship with Lazard in the past two years, as required by Item 1015(b)(4) of Regulation M-A.

Position of the Purchaser Group as to Fairness of the Merger, page 44

11.   Refer to the disclosure on page 47 that the Purchaser Group Members did not seek to establish a pre-merger going concern value for the Shares. It is unclear why the post-merger capital structure of the company is relevant in determining a pre-merger going concern value. Please revise.

12.   Note that to the extent the Purchaser Group's discussion and analysis does not address each of the factors listed Instruction 2 to Item 1014 of Regulation M-A, the Purchaser Group must discuss any unaddressed factors in reasonable detail or explain in detail why the factors were not deemed material or relevant. Specifically, we note that the recommendation and analysis of the Purchaser Group does not appear to address the factor described in clause (vi) of Instruction 2 to Item 1014 or explain in detail why such factor was not deemed material or relevant.

13.   We note the statement on page 47 that the summary "is believed by the Purchaser Group to include all material factors considered by it." What prevents the filing persons from making an unqualified statement relating to the disclosure of all materials factors so considered? Please revise.

Projected Financial Information, page 50

14.   Please disclose the full set of Special Committee Forecasts made available to Lazard instead of a summary as you indicate on page 50.

15.   We note the statement on page 51 that "no person has made or makes any representation to any stockholder regarding the information included in these financial projections or forecasts." Please remove this statement.

Interests of Alliance's Directors and Executive Officers in the Merger, 60

Treatment of Alliance Equity Awards in the Merger, page 60

16.   Disclose the proceeds to be received by each director and officer for their ordinary shares, options and restricted units.

17.   Please revise the discussion of the severance agreements on page 61 to include a cross reference to the Golden Parachute Compensation section on page 95.

Historical Selected Consolidated Financial information, page 145

18.   Please provide the pro-forma data as set forth in paragraphs (b) and (c)(6) of Item 1010 of Regulation M-A or tell us why you believe such information is not material.

Where You Can Find Additional Information, page 151

19.   We note the paragraph preceding the company filings in this section. Note that neither Schedule 13E-3 nor Schedule 14A specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357, or Christina Thomas, Office of Mergers and Acquisitions, at (202) 551-3577, with any questions.

                                            Sincerely,

                                            /s/ Pamela Howell
                                            for

                                            John Reynolds
                                            Assistant Director
                                            Office of Beverages, Apparel and
                                            Mining

cc: Charles K. Ruck, Esq.
     Latham & Watkins LLP